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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

AEP Industries,Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


001031103
(CUSIP Number)


December 31, 2001
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]Rule 13d-1(b)
[   ]Rule 13d-1(c)
[   ]Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 001031103     13G/A

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1.    NAME OF REPORTING PERSON
                                 LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     522060316
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)
                                             (b)
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                       :5.  SOLE VOTING POWER
NUMBER OF              :    1,161,206
SHARES                 :----------------------------------------------
BENEFICIALLY           :6.  SHARED VOTING POWER
OWNED                  :    -0-
BY EACH                :----------------------------------------------
REPORTING PERSON       :7.  SOLE DISPOSITIVE POWER
WITH                   :    1,161,206
                       :----------------------------------------------
                       :8.  SHARED DISPOSITIVE POWER
                       :    -0-

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,161,206
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10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
       SHARES*

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11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       14.9%
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12.    TYPE OF REPORTING PERSON*

       IA
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Item 1(a).  Name of Issuer:
            AEP Industries Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            125 Phillips Avenue
            South Hackensack, NJ  07606

Item 2(a).  Name of Persons Filing:
            Lockheed Martin Investment Management Company

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:
            Lockheed Martin Investment Management Company
            6705 Rockledge Drive, Suite 550
            Bethesda, Maryland 20817-1814

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CUSIP No. 001031103                 13G/A

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Item 2(c).  Citizenship:
            Delaware

Item 2(d).  Title and Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            001031103

Item 3. If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)[ ] Broker or Dealer registered under Section 15 of the
                   Act (15 U.S.C. 78o).

            (b)[ ] Bank as defined in section 3(a)(6) of the Act(15 U.S.C.78c).

            (c)[ ] Insurance Company as defined in Section 3(a)(19) of the Act(15 U.S.C. 78c).

            (d)[ ] Investment Company registered under section 8 of
                   the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)[X] An investment adviser in accordance withss.240.13d-1(b)
                   (1)(ii)(E);

            (f)[ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

            (g)[ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

            (h)[ ] A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)[ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:
        (a)  Amount beneficially owned:             1,161,206
        (b)  Percent of class:                      14.9%
        (c)  Number of shares as to which the person has:
              (i)  Sole power to vote or to direct the vote:       1,161,206
              (ii) Shared power to vote or to direct the vote:  0
              (iii)Sole power to dispose or to direct the disposition of:   1,161,206
              (iv) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:
         Not applicable.
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CUSIP No. 001031103                 13G/A


Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person:

Lockheed Martin Corporation Master Retirement Trust, of which the Reporting Person is the named fiduciary and investment adviser, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person in an amount exceeding 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:
          Not applicable.

Item 8.   Identification and Classification of Members of the Group:
          Not applicable.

Item 9.   Notice of Dissolution of Group:
          Not applicable.

Item 10.  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY

By: /s/ George A. Jones
        General Counsel
        Dated February 12, 2002